OVID THERAPEUTICS INC.

441 Ninth Avenue, 14th Floor

New York, New York 10001

April 23, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Lauren Hamill

Re:	Ovid Therapeutics Inc.
Registration Statement on Form S-3 (File No. 333- 295218)
Request for Acceleration of Effective Date

Ms. Hamill:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333- 295218) (the “Registration Statement”) to become effective on April 24, 2026 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please confirm that event with Jaime L. Chase of Cooley LLP at (202) 728-7096 or Laura Berezin of Cooley LLP at (650) 843-5128.

Very truly yours,

Ovid Therapeutics Inc.

By:	/s/ Jeff Rona
Jeff Rona
Chief Business and Chief Financial Officer

cc:	Jeff Rona, Ovid Therapeutics Inc. Laura Berezin, Cooley LLP
Jaime L. Chase, Cooley LLP